Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Temporary suspension of AIM trading

April 16, 2013: Caledonia announces that due to technical issues beyond its control relating to electronic settlement of shares on AIM following Caledonia’s share consolidation announced on 14 March 2013, trading of Caledonia’s shares on AIM will be suspended as of 8am this morning. Caledonia is working to resolve this problem as soon as possible and its shares will resume trading once the technical issue has been resolved.

There is no change to the financial or operational performance of Caledonia or its business.

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited Andrew Chubb / Joe Weaving Tel: + 44 20 7523 8000

Newgate Threadneedle Beth Harris / Adam Lloyd Tel: +44 20 7653 9850	CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 238 jeremy@chfir.com